Exhibit 99.6

KEEGAN RESOURCES INC.

Suite 700, 1199 West Hastings Street
Vancouver, BC  V6E 3T5
Telephone:  (604) 683-8193 / Fax: (604) 683-8194
Toll Free:  1-800-863-8655

INFORMATION CIRCULAR
as at August 3, 2012 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Keegan Resources Inc. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on September 25, 2012 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company,” “we”, “our” and “Keegan” refer to Keegan Resources Inc.  “Common Shares” means common shares without par value in the capital of the Company. "Registered Shareholders means shareholders who names appears on the share register of the company. “Beneficial Shareholders” means shareholders who hold their common shares with a bank, broker or other financial intermediary. and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.  Keegan has also  retained Laurel Hill Advisory Group to solicit proxies for a fee that is not expected to exceed approximately $40,000

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)           any amendment to or variation of any matter identified therein, and

(c)           any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a proxy may do so by:

(a)
completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)
using a touch-tone phone to transmit voting choices to a toll free number.  Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)
using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The Chairman of the meeting may waive this time limit for receipt of proxies without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of intermediaries.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients. You are encouraged to follow the instructions provided by your intermediary to provide your voting instructions. Your intermediary will not vote your shares without receiving instructions from you.

Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf.  Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.  Broadridge mails a Voter Information Form (“VIF”) in lieu of a proxy provided by the Company.  The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you.  To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative.  If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting. You can not bring this form to the meeting and vote your shares.

Please vote in sufficient time to allow your financial intermediary to provide the proxy  at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist shareholders with voting their shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 3, 2012 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares.  As of August 3, 2012, there were 75,545,838 Common Shares issued and outstanding, each carrying the right to one vote.  The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at August 3, 2012.

To the knowledge of the directors and executive officers of the Company, as at August 3, 2012, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Price Edward Island and Newfoundland are specifically incorporated by reference into, and form an integral part of, this information circular:

•	The financial statements of the Company for the financial year ended March 31, 2012, the auditor’s report thereon and the related management discussion and analysis.

•	The Company’s Annual Information Form for the financial year ended March 31, 2012.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Company’s Secretary at Suite 700, 1199 West Hastings Street, Vancouver, BC, V6E 3T5,  Tel:  (604) 683-8193  Fax:  (604) 683-8194.  These documents, as filed on June 29, 2012, are also available through the Internet on www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except a special resolution will be required to authorize the adoption of new Articles.  A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution either in person or by proxy.

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at seven (7).  The board proposes that the number of directors be decreased to six (6).

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 3, 2012.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Shawn Kristen Wallace Chief Executive Officer, Executive Chairman and Director British Columbia, Canada	Since February 26, 2010	17,200 Common Shares
Gordon J. Fretwell Director British Columbia, Canada	Since February 24, 2004	208,600 Common Shares
Daniel T. McCoy Director Nevada, USA	Since November 25, 2004	56,209 Common Shares
Marcel de Groot Director British Columbia, Canada	Since July 2, 2009	Nil
Keith Minty Director Parkhurst, South Africa	Since October l, 2009	Nil
Rob Sali, Director Singapore, Singapore	Since April 12, 2012	830,000

Notes:

(1)
The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)
None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

(3)	See “Compensation of Executive Officers” for disclosure on options held by the directors.

Occupation, Business or Employment of Directors

Shawn Wallace is the Chief Executive Officer and Executive Chairman of the Company.  He has spent the last 20 years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects.

Mr. Wallace is currently a director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director, CEO & Executive Chair	March 2010	Present
Cayden Resources Inc., Director	July 2009	Present
Stratton Resources Inc., Director	May 2011	Present

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is currently a director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director	January 2004	Present
Northern Dynasty Minerals Ltd., Director	June 2004	Present
Coro Mining Corp., Director	January 2009	Present
Benton Resources Corp., Director	March 2005	Present
Curis Resources Ltd., Director	January 2011	Present

Daniel T. McCoy, Ph.D. was President and Chief Executive Officer of the Company from November 2004 until April 2010 but has remained the Company’s Chief Geologist.  He is a Geologist and has worked extensively in the exploration sector for over 25 years and has explored most prominent types of gold deposits.  He served as Senior Geologist at Placer Dome from January 1997 to November 2004 where he co-ordinated acquisitions and field programs for Placer’s Nevada generative exploration office.  Prior to 1995 he was a teaching and research associate at the University of Alaska, Fairbanks.  He has also served as a contract geologist for other major metals companies throughout the United States. He obtained a B.S. and Ph.D. in geology from the University of Alaska.

Dr. McCoy is currently a director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director	November 2004	Present
Cayden Resources Inc., Director	September 2010	Present
Georgetown Capital Corp., Director	February 2011	Present

Marcel de Groot, CA, is the Lead Director of the Company.  He is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies.  Companies Pathway Capital has worked with include Peru Copper, Nautilus Minerals Inc. and CIC Resources. He is currently a director of Sandstorm Metals & Energy Ltd., Esperanza Resources Corp., and Waterloo Resources Ltd.  Mr. de Groot is also a co-founder and former Chairman of Luna Gold Corp. and former Director of Underworld Resources Inc. until it’s acquisition by Kinross.

Mr. de Groot is currently a director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Lead Director	October 2009	Present
Sandstorm Metals & Energy Ltd., Director	March 2010	Present
Waterloo Resources Ltd., Director	June 2007	Present
Esperanza Resources Corp., Director	May 2012	Present

Keith Minty is Chairman of the Technical Committee of the Company.  He obtained a B.Sc. in Mining Engineering from Queen’s University, Kingston Ontario, Canada in 1978.  He has over 25 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa in base and precious metals, Platinum Group Metals and Industrial Minerals.  Since 1997 Mr. Minty has held many senior and corporate management positions in mineral resource companies located Canada, Africa and recently in the United Arab Emirates.  In 2008, he joined Thani Dubai Mining Limited, a Dubai based Middle East resource development group that was created in 2005 as the Chief Operating Officer.  As the Chief Operating Officer, he is responsible for all gold exploration and operations activities in Yemen and Egypt and business development activities.

Mr. Minty is currently a director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director	October 2009	Present
Hunter Bay Minerals Plc	March 2012	Present

Robert Sali is a member of the Audit Committee of the Company. Mr. Sali is an experienced investment banker with a global resource market focus. He began his career in the financial world in 1987 at the brokerage firm of Lévesque Beaubien Inc. and subsequently transferred to BMO Nesbitt Burns.  In 1999 he established the operation of Dundee Securities in Western Canada, where he directed operations in the equity sales and trading departments.

Mr. Sali is currently a director of the following public companies:

Company and Position	From	Until
Keegan Resources Inc., Director	April 2012	Present
Vostok Nafta Investment Ltd.	2007	Present

Cease Trade Orders and Bankruptcies

Within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)
subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or  has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)
subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be re-appointment as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

Constitution and Independence of the Board

The Board is currently comprised of six persons, of whom four are independent directors.  Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Shawn K. Wallace	Non-Independent Basis for determination: Chief Executive Officer and Executive Chair
Daniel T. McCoy	Non-Independent Basis for determination: Chief Geologist, Former President and Chief Executive Officer
Gordon Fretwell	Independent
Marcel de Groot	Independent
Keith Minty	Independent
Robert Sali	Independent

Directorships

See disclosure under “Election of Directors”.

Meeting Attendance

The Board facilitates its independent supervision over management by holding periodic meetings of the Board to discuss the operations of the Company.

The Board continues to focus on maintaining its independence from management. The independent members of the Board meet without management once after every quarterly Board meeting.  Since April 1, 2011 , there have been 7 such meetings.

The attendance record of directors is as follows:

Attendance Record of Directors Since April 1, 2011
Name	Board Meetings Attended	% of Board Meetings Attended
Shawn Wallace	7	100%
Daniel T. McCoy	7	100%
Gordon Fretwell	7	100%
Keith Minty	7	100%
Marcel de Groot	6	86%
Robert Sali(1)	1	100%

Notes:

(1)	has attended all Board meetings since becoming a Director in April, 2012

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company.  The Board has published a “Corporate Governance Policies and Procedures Manual” (the “Corporate Governance Manual) which was adopted effective April 22, 2009.  A copy of the Corporate Governance Manual is available at www.keeganresources.com/s/corporategovernance.asp for review.

The Board Responsibilities include:

(a)	To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders

(b)	To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company.

(c)	To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business.

(d)
To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company’s business, and to periodically review and monitor the integrity of such systems.

(e)
To establish and implement policies to protect the Company’s confidentiality and proprietary information from unauthorized or inappropriate disclosure, and to retain confidentiality of matters addressed in all Board discussions and proceedings.

(f)
To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Company’s Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Manual approved by the Board to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below.  In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business.  It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for Senior Management positions as part of the Company’s planning process.  The Board has, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer.  As well, the Board meets at least quarterly with the Chief Executive Officer to review and approve the Chief Executive Officer’s quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Disclosure Committee.  Appendix 4 Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner.  Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee.  The Company’s external auditors report directly to the Audit Committee.  In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

The Board, through the Technical Committee, reviews and discusses the technical aspects and challenges associated with the Company’s operations. The technical committee is comprised of qualified professions in the fields of geology and mine development.  The Board, through this committee, meets at least quarterly with the Chief Executive Officer to review and approve the key development decisions associated with the Company’s operations.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.  See section 8 in the Corporate Governance Manual for more information.

Ethical Business Conduct

The Board has adopted a written Code of Ethics which is available on the Company’s website at www.keeganresources.com, included within the Corporate Governance Manual.  The Company’s Code of Ethics clearly sets out the Company’s standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability.  The Code of Ethics also clearly states the Company’s requirements for fair dealing, and its corporate position on:  conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest.  Since there are two directors who are not independent (Shawn Kristen Wallace, Chief Executive Officer and Executive Chair and Daniel McCoy, former President and Chief Executive Officer), there are limited circumstances where such an interest arises.  In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

The Board’s Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board.  It also recruits and reviews candidates for the position of director and selects the most appropriate for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a)
To recommend to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b)
To identify and recommend to the Board individuals qualified to become Board members, consistent with criteria approved by the Board.  The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(c)
To recommend to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board;

(d)
To consider questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e)
To annually recommend assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committees charters and make recommendations to the Board for any changes to such charters;

(f)
To annually oversee evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(g)	To manage Board and committee succession planning; and

(h)	To monitor communications with shareholders regarding matters of corporate governance.

See Appendix 7 Nominating and Governance Committee Charter of the Company’s Corporate Governance Manual, at www.keeganresources.com/s/corporategovernance.asp.  Current members of the Nominating and Governance Committee are:  Gordon Fretwell (Chairperson), and Marcel de Groot.

Audit Committee

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Gordon Fretwell, and Rob Sali.  All of the members of the Audit Committee are financially literate.  See the Company’s Annual Information Form filed on Sedar on June 29, 2012  for further information.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company.  The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor.  The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

Compensation Committee

The compensation committee is composed of three independent directors, Marcel de Groot, Gordon Fretwell and Keith Minty. All of the members of the compensation committee are financially literate.

The Compensation Committee’s mandate and responsibilities are detailed in the Compensation Committee Charter (see Appendix 6 of the Company’s Corporate Governance Manual, available on the Company’s website at www.keeganresources.com/s/corporategovernance.asp), and include:

(a)
Recommendation to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees.  The Committee reviews director compensation at least annually;

(b)
Annual review of the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)	Recommendation to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d)	Recommendation to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)
Recommendation to the Board about annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan.  In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f)
Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)
Periodic review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers;

(h)	Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)	Administration of the Company's stock option and other equity based compensation plans and determining the annual grants of stock options and other equity based compensation; and

(j)	Recommendation to the Nominating and Corporate Governance Committee of the qualifications and criteria for membership on the Committee.

Other Board Committees

Besides the Audit Committee, the Compensation Committee and the Nominating and Governance Committee the only other committees of the Board are as follows:

(a)
The Disclosure Committee, which is composed of Shawn Wallace (Chairman), Gordon Fretwell and Marcel de Groot. The Disclosure Committee meets at least once per quarter and its primary responsibility is to ensure the Company fulfils its disclosure obligations on a timely basis.

(b)
The Technical Committee, which is composed of Keith Minty (Chairperson), and Dan McCoy. The Technical Committee meets quarterly to review and approve the key development and technical decisions associated with the Company’s operations.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.  This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

In this section “Named Executive Officer” means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers (“NEOs”), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Shawn Kristen Wallace, current CEO and Executive Chair, Maurice Tagami, former President and CEO, Antonio Ricci, former CFO and former Executive Vice-President, and Greg McCunn, current CFO, were each a “NEO” of the Company during the year ended March 31, 2012, for the purposes of the following disclosure.

Compensation Discussion and Analysis

The function of the Compensation Committee generally is to assist the board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.  Lane Caputo provides surveys of industry standard NEO compensation.  The Company uses these standards as a benchmark.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based on survey data provided by independent consultants.

Actions, Decisions or Policies Made After March 31, 2012

On April 12, 2012, Robert Sali was appointed a director of the Company and a member of its Audit Committee.

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares for the five most recently completed financial years against the return of the S&P/TSX Composite Total Return Index and the New York Composite Index based on a $100 investment for that period.

Notes:

(1)	The Company moved from the TSXV Venture Exchange to the Toronto Stock Exchange (the “TSX”) on December 20, 2008.

(2)	The Company commenced trading on NYSE AMEX on January 2, 2008.

Keegan's compensation to executive officers is in line with industry averages and is evaluated continuously by the compensation committee. Furthermore, the Company will from time to time add additional professional executives in line with the level and type of activities being undertaken.

Option-Based Awards

The only equity compensation plan which the Company currently has in place is the Company’s share option plan (the “Option Plan”) which was adopted by the directors of the Company on August 18, 2011, approved by shareholders on September 27, 2011.  The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Option Plan is administered by the Company’s Board and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company.  The Option Plan is referred to as a “rolling plan” and provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not at any time exceed 10% of the total number of issued and outstanding Common Shares, however this base of shares increases as options are granted and exercised.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a)
Persons who are directors, officers, employees, consultants to the Company, its subsidiaries or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b)
Options may be granted only to a person or to a company that is wholly owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)
All options granted under the Option Plan will be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of options is determined by the Board and subject to the following:

•
The Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries and Affiliates during the vesting period; or;

•	The Service Provider remaining as a director of the Company or any of its affiliates during the vesting period; or

•
If a Change of Control or Take Over Bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take Over Bid;

(e)
All options granted under the Option Plan are exercisable for a period of up to five years.  If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f)
The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding the date of the grant.

(g)
In the case where a participant ceases to be eligible under the Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant cease to be eligible.  In the case where a participant is terminated for cause, such participant’s options will not be exercisable following the date of such termination;

(h)
The plan considers that there will be a change of control of the Company where one person owns or controls 20% or more of the Common Shares of the Company.  Upon such change of control, all outstanding options under the Plan will immediately vest and become exercisable by the participants of the Option Plan;

(i)	Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(i)	make amendments which are of a typographical, grammatical or clerical nature;

(ii)	change the vesting provisions of an option granted hereunder or the Option Plan;

(iii)	change the termination provision of an option granted hereunder or the Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv)	add a cashless exercise feature payable in cash or Common Shares;

(v)	make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)	it may make such amendments as reduce, and do not increase, the benefits of the Option Plan to Optionees.

(j)	The Option Plan is subject to restrictions that:

(i)
the number of Common Shares issuable to Insiders as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the issued Common Shares within any 12 month period;

(ii)
the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the Company’s issued Common Shares;

(iii)	options to purchase Common Shares granted to any one Consultant within any 12 month period may not exceed 2% of the issued Common Shares of the Company;

(iv)
the number of Common Shares, in aggregate, issuable to all Employees conducting Investor Relations Activities, in any 12 month period, must not exceed 2% of the issued and outstanding Common Shares of the Company;

(v)	all options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

(vi)
no exercise price of an option granted to an Insider may be reduced nor an extension to the term of an option granted to an Insider extended without further approval of the disinterested shareholders of the Company; and

(vii)
the maximum aggregate number of Common Shares issuable upon exercise of Options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis.

Definitions:

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

An “Associate” means, if used to indicate a relationship with any person,

(a)	a partner, other than a limited partner, of that person,

(b)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)
an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)	a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

The Company relies solely on Board discussion without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Compensation Committee.  The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial year is as set out below and expressed in USD dollars unless otherwise noted:

Name and principal position		Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
	Year				Annual incentive plans	Long-term incentive plans
Maurice Tagami(1) Former President and CEO	2012 2011 2010	298,985 265,549 98,602	Nil Nil Nil	867,147 1,092,229 339,804	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	362,556 (4) 49,176 45,861	1,528,688 1,406,953 484,267
Antonio Ricci(2) former CFO and Former Executive Vice-President	2012 2011 2010	78,637 92,204 Nil	Nil Nil Nil	174,212 308,912 218,211	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	125,888(5) 15,589 90,264	378,736 416,705 308,476
Greg McCunn CFO	2012 2011 2010	276,953 Nil Nil	Nil Nil Nil	1,200,609 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	83,086 Nil Nil	1,560,647 Nil Nil
Shawn K. Wallace(4) CEO and Executive Chair	2012 2011 2010	367,592 251,821 Nil	Nil Nil Nil	1,090,744 1,185,801 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	151,065 39,341 178,859	1,609,401 1,476,963 1789,859

Notes:

(1)	Mr. Tagami resigned as President and CEO on January 27, 2012.

(2)	Mr. Ricci resigned as CFO effective April 4, 2011 and was appointed as Executive Vice-President on April 4, 2011. Mr.Ricci resigned from the Company on November 15, 2011

(3)	Mr. Wallace was appointed as Executive Chair on February 26, 2010, and CEO on January 30, 2012. Prior thereto he was a consultant for the Company.

(4)	Mr. Tagami received these funds the amount in severance upon termination of his employment with the Company.

(5)	Mr. Ricci received these funds the amount in severance upon termination of his employment with the Company.

Incentive Plan Awards

The following table sets out all option-based awards outstanding as at March 31, 2012, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Shawn Wallace	150,000	4.20	02/05/13	Nil	Nil	Nil
	220,000	6.19	05/26/15	Nil	Nil	Nil
	125,000	4.59	02/16/17	Nil	93,750	Nil
Greg McCunn	150,000	4.59	02/16/17	Nil	112,500	Nil

Note:

(1)	Calculated based on the market price of the underlying Common Shares on March 31, 2012 of $3.78 and the exercise price of the option.

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2012, for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Maurice Tagami	867,147	NIL	NIL
Antonio Ricci	174,212	NIL	NIL
Shawn Wallace	1,090,744	NIL	NIL
Greg McCunn	1,200,609	NIL	NIL

Note:

(1)
Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination, resignation, retirement, a change if control of the Company or a change in an NEO’s responsibilities.

Director Compensation

Director fees to independent directors are comprised of monthly retainers for sitting on the Board of Directors and Board Committees.  Executive officers do not receive additional compensation for serving as directors.

The compensation provided to the directors for the Company’s most recently completed financial year of March 31, 2012 was:

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gordon Fretwell	25,175	Nil	218,620	Nil	Nil	Nil	243,795
Daniel T. McCoy	141,180	Nil	690,541	Nil	Nil	Nil	831,721
Keith Minty	30,210	Nil	218,620	Nil	Nil	Nil	248,830
Marcel de Groot	32,728	Nil	218,620	Nil	Nil	Nil	251,348
Rob Sali	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note

(1)	Shawn Wallace does not appear on this table as he is a NEOs. Compensation for the services of Mr. Wallace is fully reflected in the “Summary Compensation Table”.

The following table sets out the value vested or earned under incentive plans during the year ended March 31, 2012 for each director:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon Fretwell	218,620	Nil	Nil
Daniel T. McCoy	690,541	Nil	Nil
Marcel de Groot	218,620	Nil	Nil
Keith Minty	218,620	Nil	Nil

Note:

(1)
Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

The following table sets out all option-based awards and share-based awards outstanding as at March 31, 2012 for each director:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Gordon Fretwell	20,000	4.20	02//05/13	Nil	Nil	Nil
	25,000	4.01	10/06/14	Nil	Nil	Nil
	45,000	6.19	05/26/15	Nil	Nil	Nil
	25,000	4.59	02/16/17	Nil	18,750	Nil
Daniel T. McCoy	50,000	4.01	10/06/14	Nil	Nil	Nil
	220,000	6.19	05/26/15	Nil	Nil	Nil
	75,000	4.59	02/16/17	Nil	56,250	Nil
Marcel de Groot	75,000	3.10	07/02/14	51,000	Nil	Nil
	25,000	4.01	10/06/14	Nil	Nil	Nil
	45,000	6.19	05/26/15	Nil	Nil	Nil
	25,000	4.59	02/16/17	Nil	18,750	Nil
Keith Minty	75,000	3.10	07/17/14	51,000	Nil	Nil
	25,000	4.01	10/16/14	Nil	Nil	Nil
	45,000	6.19	05/26/15	Nil	Nil	Nil
	25,000	4.59	02/16/17	Nil	18,750	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at March 31, 2012.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	4,947,500	CAD$5.41	2,607,084
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,947,500	CAD$5.41	2,607,084

Note:

(1)	See heading “Option Based Awards” for material terns of the Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

See Item 12 of the Audited Consolidated Financial Statements for the Years ended March 31, 2012 and 2011 as filed on www.sedar.com on June 29, 2012 for disclosure on “Related Party Transactions”.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Shareholder Rights Plan

On August 3, 2012, the board of directors of the Company (the “Board”) approved a new Shareholder Rights Plan (the "Rights Plan") to replace its previous plan which had a three year term expiring in 2012. As part of adoption of the new Rights Plan the Board also authorized the issue of one right (a "Right") in respect of each outstanding common share of the Company ("Common Share") to holders of record as at 4:00 p.m. (Vancouver time) on August 3, 2012 (the "Record Time"), subject to Toronto Stock Exchange approval expected in the ordinary course assuming shareholders approve the new Rights Plan as set forth below.

The Company will enter into a Shareholder Rights Plan Agreement (the "Rights Plan Agreement") with Computershare Investor Services Inc., as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

At the Meeting, shareholders will be asked to consider and, if thought fit, to approve, by simple majority of votes cast at the Meeting, a resolution to ratify, confirm and approve the Rights Plan. A summary of the key terms of the Rights Plan is set out below. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which may be obtained under the Company's profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov or by contacting the Company as follows: By phone:604-683- 8193; By fax: 604-683-8194; By e-mail: info@keeganresources.com.

The full text of the resolution approving the Rights Plan is set out below. The Rights Plan will only remain effective subject to shareholder approval. If the resolution approving the Rights Plan is not passed by shareholders at the Meeting, the Rights Plan will expire at the end of the Meeting.

Background

The purpose of the Shareholder Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

In adopting the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, represent, in the aggregate, 20% or more of the outstanding shares of a corporation. The existing legislative framework for take-overbids in Canada continues to raise the following concerns for shareholders of the Company:

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to properly consider a take-over bid and allow the Board to maximize value for all shareholders.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides a shareholder tender approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid. This is accomplished by requiring that no shares may be taken up under the take-over bid until more than 50% of the shares held by Independent Shareholders (defined below) have been tendered to the take-over bid, and that satisfaction of this condition be publicly announced and the take-over bid remain open for at least 10 business days thereafter.

Unequal Treatment: Fair Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders disposes of Common Shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Principal Terms of Shareholder Rights Plan

Term

If the Rights Plan is ratified at the Meeting, the Rights Plan will continue in force until the close of the third annual meeting of shareholders of the Company occurring after the Meeting.

Shareholder Approval

For the Rights Plan to continue in effect following the Meeting, the resolution approving the Shareholder Rights Plan must be approved by a majority of the votes cast at the Meeting. If the resolution is not approved, the Rights Plan will terminate immediately after the Meeting.

Issue of Rights

On August 3, 2012 at 4:00 p.m., one Right was issued and attached to each Common Share outstanding and attached to each Common Share subsequently issued.

Exercise of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time (defined below), the Rights will be transferred with the associated Common Shares.

The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth trading day after the earlier of the first public announcement of facts indicating that a person (the "Acquiring Person") has acquired beneficial ownership of 20% or more of the Common Shares or the commencement of, or the first public announcement of, the intent of any person to commence a take-over bid which would result in such person beneficially owning 20% or more of the Common Shares, or the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price of $50.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

The acquisition by an Acquiring Person of 20% or more of the Common Shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a "Flip-in Event". Upon the occurrence of a Flip-in Event and following ten trading days after the first public announcement of facts indicating that a person has become an Acquiring Person, each Right will permit the purchase of that number of Common Shares of the Company having an aggregate market price on the date of the Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price of the Right. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

In addition, the Rights Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Although the issuance of the Rights is not initially dilutive, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bids

The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is a take-over bid that complies with the following:

(a)           the take-over must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all shareholders for all Common Shares held by them;

(c)
Common Shares may be deposited under the take-over bid any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares deposited under the take-over bid may be withdrawn until taken up and paid for;

(d)
the take-over bid must be outstanding for at least 60 days and Common Shares tendered pursuant to the takeover bid may not be taken up before the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and,

(e)
if, on the date on which Common Shares may be taken up and paid for by the bidder, more than 50% of the Common Shares held by Independent Shareholders shall have been tendered to the take-over bid, the bidder must make a public announcement to that effect and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a "Competing Permitted Bid" to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it remain open until the later of 35 days (or such longer period as is prescribed by the Securities Act (Ontario)) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

Acquiring Person

In general, an Acquiring Person is a person who beneficially owns 20% or more of the outstanding Common Shares. Excluded from the definition of "Acquiring Person" are Keegan Resources Ltd. and its subsidiaries, and any person who becomes the beneficial owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemptions by Keegan Resources Ltd. of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Rights Plan Agreement. However, in general:

(a)	a "Permitted Bid Acquisition" means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)
an "Exempt Acquisition" means an acquisition of Common Shares or convertible securities: (a) in respect of which the Board has waived the application of the Rights Plan, or which was made on or prior to the close of business on August 3, 2012; or (b) pursuant to a distribution of Common Shares or convertible securities (and the conversion or exchange of such convertible securities) made by the Company pursuant to a prospectus, private placement or other distribution made by the Company exempt from the prospectus requirements of applicable law;

(c)
a "Convertible Security Acquisition" means an acquisition of Common Shares upon the exercise of convertible securities acquired by such person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(d)
a "Pro Rata Acquisition" means an acquisition by a person of Common Shares or convertible securities: (a) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Common Shares or convertible securities on the same pro rata basis as all other holders of Common Shares of the same class; (b) pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of: (i) dividends paid in respect of shares of any class of the Company, (ii) proceeds of redemption of shares of the Company, (iii) interest paid on evidences of indebtedness of the Company, or (iv) optional cash payments, be applied to the purchase from the Company of further securities of the Company; (c) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Company to all of the holders of a series or class of Common Shares on a pro rata basis to subscribe for or purchase Common Shares or convertible securities, provided that such rights are acquired directly from the Company and not from any other person; or (d) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval.

Additionally, the Rights Plan provides that a person (a "Grandfathered Person") who was the beneficial owner of 20% or more of the outstanding Common Shares as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the beneficial owner of any additional Common Shares.

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after August 3, 2012 will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

Redemption

Rights may be redeemed by the Board at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.0001 per Right. However, the Rights will be automatically redeemed in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Discretionary Waiver due to Inadvertence. The Board may at any time waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, provided, however, that such Acquiring Person has reduced its beneficial ownership of Common Shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board may, upon prior written notice to the rights agent, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a take-over bid made by means of a take-over bid circular to all holders of record of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board may, with the prior consent of the holders of Common Shares, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of an acquisition of Common Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such a waiver.

Amendment

The Board may amend the Rights Plan Agreement and the Rights without the prior approval of the holders of Common Shares or Rights in the period prior to the Meeting. Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, will require shareholder approval.

Duties of the Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Resolution Approving the Rights Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to approve and confirm the adoption of the Rights Plan substantially in the following form:

"BE IT RESOLVED THAT:

1.            the shareholders rights plan agreement (the "Rights Plan") dated as of August 3, 2012 between Keegan Resources Ltd. Resources Ltd. (the “Company”) and Computershare Investor Services Inc., and the rights issued pursuant thereto are hereby approved, ratified and confirmed;

2.            the actions of the directors of the Company in adopting the Rights Plan and in executing and delivering the Rights Plan are hereby ratified, confirmed and approved; and

3.           any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution."

If the Rights Plan is not ratified and confirmed at the Meeting, then the Rights Plan and all Rights issued thereunder will be of no further force and effect.

Recommendation of the Board

The Board has determined that the Rights Plan is in the best interest of the Company and its shareholders and recommends that shareholders vote FOR the resolution approving ratification of the Rights Plan. To be effective, the resolution approving the Rights Plan must be approved by a majority of votes cast in person or by proxy at the Meeting. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the resolution approving the Rights Plan Agreement.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended March 31, 2012 and in the related management discussion and analysis and filed on Sedar at www.Sedar.com, along with additional information relating to the Company and are available upon request from the Company’s Secretary at Suite 700, 1199 West Hastings Street, Vancouver, BC V6E 3T5, Tel: (604) 683-8193  Fax: (604) 683-8194.  Copies of documents will be provided free of charge to security holders of the Company.  The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 24th day of August, 2012.

BY ORDER OF THE BOARD

“Shawn Wallace”

Shawn Wallace
Chief Executive Officer & Executive Chair

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